Mr. Nicholas P. Panos
Senior Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
 Washington, D.C. 20549
May 10, 2018
Re:	Ironwood Pharmaceuticals, Inc.
PREN14A preliminary proxy statement filing made on Schedule 14A (the “Preliminary Proxy Statement”)
Filed on May 1, 2018 by Sarissa Capital Management LP et al. (the “Filing Persons”) File No. 001-34620

Dear Mr. Panos:
On behalf of Sarissa Capital Management LP (“Sarissa”), set forth below are responses to the comments (the “Comments”) of the Staff of the Office of Mergers & Acquisitions, Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC” or the “Commission”) set forth in the Staff’s letter of May 8, 2018 (the “Comment Letter”) with respect to the Preliminary Proxy Statement.  Simultaneously with the delivery of this response letter, Sarissa has electronically transmitted Amendment No. 1 to the Preliminary Proxy Statement (the “Amendment”) for filing under the Securities Exchange Act of 1934, as amended. The Amendment includes revisions made in response to the Comments set forth in the Comment Letter. To facilitate the Staff’s review, we have also provided, on a supplemental basis, a copy of the Amendment that has been marked to show changes made to the Preliminary Proxy Statement.
We note that several of the Staff’s comments were clarifying in nature and do not request a response. We therefore have not addressed such comments in this response letter. To the extent that the Comment Letter requested a response, or where we thought that a response would be helpful for the Staff’s review, we have responded below.   The paragraph numbers set forth below correspond to the numbers contained in the Comment Letter.
Preliminary Proxy Statement
1.  The Filing Persons acknowledge the Staff’s comment.  The Amendment has been submitted under the PRRN14A header tag.  The Filing Persons intend to file the definitive proxy statement under the DEFC14A header tag.

2.  The Filing Persons have relied on Rule 14a-5(c) primarily to describe the beneficial ownership information required by Item 6(d) of Schedule 14A pursuant to Item 403 of Regulation S-K, as well as the number of outstanding Shares and the approval standards required for approval of the proposals submitted to a shareholder vote at the annual meeting, including the treatment of “broker non-votes”.  In each case, the Preliminary Proxy Statement provided a clear statement referencing the Ironwood Proxy Statement as required by Rule 14a-5(c).  With a view towards disclosure, and in response to the Staff’s Comment, the Filing Persons have amended the disclosure regarding beneficial ownership information to make clear that the Filing Persons are relying on exceptions contained in the proxy rules and have not reproduced the beneficial ownership information in set forth in the Ironwood Proxy Statement.
11.  The Filing Persons confirm, for the benefit of the Staff, that none of the Participants has been the subject of any criminal conviction within the last ten years that would require disclosure in response to Item 5(b)(1)(iii) of Schedule 14A.
If you have any questions regarding this letter, please contact the undersigned at (203)-302-2329.

Very truly yours,

/s/ Mark DiPaolo
Mark DiPaolo

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